Form 51–102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Evolving Gold Corp.
Suite 725 – 666 West Georgia St.
Vancouver , B.C. V6C 2X8
(the “Company”)

Telephone: (604) 685-6375

Item 2.	Date of Material Change

June 25, 2007

Item 3.	News Release

News Release dated June 25, 2007 was disseminated via Canada Stockwatch, Market News Publishing Inc. and CNW Group and filed on SEDAR on June 25, 2007.

Item 4.	Summary of Material Change

The Company announced that it has negotiated, subject to regulatory approval, a private placement of up to 12,800,000 units at a price of $0.40 per unit, for gross proceeds of up to $5,120,000.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that it has negotiated, subject to regulatory approval, a private placement (the “Private Placement”) of up to 12,800,000 units (the “Units”) at a price of $0.40 per Unit, for gross proceeds of up to $5,120,000. Each Unit will consist of one common share of the Company (a “Share”) and one half of a share purchase warrant (the “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one additional Share (a “Warrant Share”) of the Company at a price of $0.60 per Warrant Share for a two year period from the date of issue.

Finder’s fees are being issued in the amount of up to 10% of the proceeds in cash and up to 7% in finder’s warrants. The finder warrant is exercisable at a price of $0.65 per share exercisable over a two year period from the date of issue.

Shares issued pursuant to this Private Placement, as well as any shares issued pursuant to the exercise of the warrants, are subject to a four-month hold period from the date of closing.

Proceeds from the Private Placement will be used to fund the continued exploration and development of the Company’s Malone project in New Mexico and the Fisher Canyon, Siesta and Alpha Butte projects in Nevada, and for general working capital purposes.

5.2	Disclosure of Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officers

The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted:

Lawrence A. Dick, President, Telephone: (604) 685-6375

Item 9.	Date of Report

DATED at Vancouver, British Columbia, this 4th day of July, 2007.

/s/ Robert Bick
Mr. Robert Bick
Chief Executive Officer